FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 29, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

Execution of Provisional Agreements with Petróleos de Venezuela S.A.

Buenos Aires, September 29, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that the Board of Directors of its controlled company Petrobras Energía S.A., at a meeting held on September 28, 2005, within the framework of the new laws governing hydrocarbon production in Venezuela, authorized the execution of Provisional Agreements with Petróleos de Venezuela S.A. (PDVSA), as a prior step to the conversion of operating agreements of the Oritupano Leona, La Concepción, Acema and Mata areas into a partially state-owned company modality under which the Venezuelan State, through PDVSA, will hold a majority interest.

Execution of the above referenced agreements shall be subject to execution thereof by the remaining partners participating in such areas and, particularly in the case of the Oritupano Leona area, to approval by Petrobras Energía S.A.’s Regular Shareholders’ Meeting. To such effect, a Special Shareholders’ Meeting of Petrobras Energía Participaciones S.A. shall be convened.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 09/29/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney